Exhibit 99.(d)(2)(AA)(iii)

SECOND AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This Second Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is made this 10th day of June, 2019 by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and Alpha Quant Advisors LLC, a Delaware Limited Liability Company (the “Adviser”);

WHEREAS, the Manager and Adviser entered into an Investment Advisory Agreement dated as of March 22, 2017 (the “Agreement”), and

WHEREAS, the Agreement was amended on April 19, 2018, to amend the fee schedule; and

WHEREAS, the parties now desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

1.	Amendment to the Agreement

Effective immediately, the second paragraph of Section 4. Compensation of the Advisor is deleted and replaced with the following:

The Adviser agrees: (1) that the blended fee rate in basis points contracted hereunder with respect to the American Beacon Alpha Quant Quality Fund, American Beacon Alpha Quant Core Fund, American Beacon Alpha Quant Value Fund, and American Beacon Alpha Quant Dividend Fund will not exceed the blended fee rate in basis points contracted with an account managed according to similar investment objectives, with similar servicing requirements and of the same or smaller size (including other accounts managed for the same client); and (2) that the actual annual dollar fee paid by any other client of the same or larger size for whom the Adviser provides investment advisory services under an asset based fee arrangement (i.e., not a performance fee arrangement) for an account managed according to similar investment objectives, with similar servicing requirements will not be less than the actual annual dollar fee paid hereunder. In the event that the fee charged hereunder exceeds the fee charged to an account described in (1) or (2) above, the Adviser shall promptly notify the Manager and the fee charged hereunder shall automatically be reduced to match the fee charged to such other account from the time such fee is charged to such other account.

2.       Miscellaneous

(a)       Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)       This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

Alpha Quant Advisors, LLC		American Beacon Advisors, Inc.
By:	/s/ Massimo Santicchia	By:	/s/ Jeffrey K. Ringdahl
Name:	Massimo Santicchia		Jeffrey K. Ringdahl
Title:	Chief Investment Officer		President

American Beacon Funds
By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President